082-34881

amec

09046593

SUPPL

SEC Mail Processing Section

JUL 16 2009

Washington, DC
122

Ref CLF/HLB

8 July 2009

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
United States of America

Ladies and Gentlemen:

AMEC plc – Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

On behalf of AMEC plc and pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed herewith for filing please find a copy of the Form 363 Annual Return dated 8 June 2009.

Feel free to call me with any questions on +44(0)1565 683235.

Yours sincerely

C L Fidler
Assistant Company Secretary

Enclosure

7/21

Document2

AMEC plc
Booths Park
Chelford Road, Knutsford
Cheshire, WA16 8QZ
United Kingdom
Tel +44 (0)1565 652100
Fax +44 (0)1565 683305

Registered Office
Booths Park
Chelford Road, Knutsford
Cheshire WA16 8QZ
Registered in England no. 1675285

www.amec.com

Direct Tel : +44 (0) 1565 683235
Direct Fax:: +44 (0) 1565 683305
Email : chris.fidler@amec.com
fiona.cockcroft@amec.com

Companies House — for the record —

363a

Please complete in typescript, or in bold black capitals.

CHFP000

Annual Return

Company number 1675285

Company name in full AMEC plc

Date of this return
The information in this return is made up to

Day Month Year
0 8 / 0 6 / 2 0 0 9

Date of next return

Day Month Year
0 8 / 0 6 / 2 0 1 0

If you wish to make your next return to a date earlier than the anniversary of this return please show that date here. Companies House will then send a form at the appropriate time.

Registered Office
Show here the address **at the date of this return**

Booths Park
Chelford Road

Any change of registered office must be notified on form 287

Post town Knutsford

County/Region Cheshire

UK Postcode W A 1 6 8 Q Z

Principal business activities

Show trade classification code number(s) for the principal activity or activities

7415

If the code number cannot be determined, give a brief description of principal activity

Companies House receipt date barcode

This form has been provided free of charge by Companies House

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England or Wales or
Companies House, 139 Fountainbridge, Edinburgh, EH3 9FF **DX ED235 Edinburgh 1 or LP-4 Edinburgh 2**
For companies registered in Scotland

Register of members
If the register of members is not kept at the registered office, state here where it is kept

	Capita Registrars
	The Registry, 34 Beckenham Road
Post town	Beckenham
County/Region	Kent
UK Postcode	B R 3 4 T U

Register of Debenture holders
If there is a register of debenture holders, or a duplicate of any such register or part of it, which is not kept at the registered office, state here where it Is kept

Post town	
County/Region	
UK Postcode	

Company type

Public limited company	✓	Please tick the appropriate box
Private company limited by shares		
Private company limited by guarantee without share capital		
Private company limited by shares exempt under section 30		
Private company limited by guarantee exempt under section 30		
Private unlimited company with share capital		
Private unlimited company without share capital		

Company Secretary

Details of a new company secretary must be notified on form 288a

* Voluntary details (Please photocopy this area to provide details of joint secretaries).

†† Tick the box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Otherwise, give your usual residential address. In the case of a corporation or Scottish firm, give the registered or principal office address.

If a partnership, give the names and addresses of the partners or the name of the partnership and office address

Name *Style/Title	Mr
Forename(s)	Peter James
Surname	Holland
Address †† ☐	Woodside House
	Wynnstay Lane, Marford
Post town	Wrexham
County/Region	
UK Postcode	L L 1 2 8 L H
Country	

Directors

Please list the directors in alphabetical order

* Voluntary details

Details of new directors must be notified on form 288a

In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name

Name ***Style/Title** Mr

	Day		Month		Year			
Date of birth	0	3	0	5	1	9	5	8

Forename(s) Samir Yacoub

Surname Brikho

†† Tick the box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Otherwise, give your usual residential address. In the case of a corporation or Scottish firm, give the registered or principal office address.

☐

Address †† Wileustrasse 124

Wilen B

Post town Wollerau

County/Region

UK Postcode 8 8 3 2

Country Switzerland

Nationality Swedish

Business occupation Director

Directors

Please list the directors in alphabetical order

* Voluntary details

Details of new directors must be notified on form 288a

In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name

Name ***Style/Title** Mr

	Day		Month		Year			
Date of birth	0	2	0	8	1	9	6	0

Forename(s) Neil Alexander

Surname Bruce

†† Tick the box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Otherwise, give your usual residential address. In the case of a corporation or Scottish firm, give the registered or principal office address.

☐

Address †† Wydram End

Netherley

Post town Stonehaven

County/Region Kincardineshire

UK Postcode A B 3 9 3 R X

Country

Nationality British

Business occupation Director

Issue share capital Enter details of all the shares in issue at the date of this return	**Class** (e.g. Ordinary/Preference)	**Number of shares issued**	**Aggregate Nominal Value** (i.e. Number of shares issued multiplied by nominal value per share, or total amount of stock)
	Ordinary	337,965,871	£168,982,935.50
	Totals	337,965,871	£168,982,935.50

Traded public companies
A traded public company means a company any of whose shares are shares admitted to trading on a regulated market

Please tick this box if your company was a traded public company at any time during the period of this return ☑

List of past and present shareholders
(use attached schedule where appropriate)

Private or non-traded public companies are required to provide a "full list" if one was not included with either of the last two returns.

Traded public companies are required to provide a list of shareholders who held at least 5% of the issued shares of any share class if a list was not provided with either of the last two returns.

Please tick the appropriate box below:

	On paper	In another format
A full list of shareholders for a private or non-traded public company is enclosed. **Please complete Schedule A.**	☐	☐
A list of shareholders holding at least 5% of the issued shares of any share class for a traded public company is enclosed. **Please complete Schedule B.**	☐	☑
A list containing shareholder changes is enclosed	☐	☑

→ For private or non-traded public companies, **please complete Schedule A**

→ For traded public companies, **please complete Schedule B**

There were no shareholder changes in this period ☐

Certificate

I certify that the information given in this return is true to the best of my knowledge and belief

Signed P. J. Holland **Date** 25/06/2009

*(~~director~~/ secretary)

* Please delete as appropriate

When you have signed the return, send it with the fee to the Registrar of Companies. Make cheques payable to Companies House.

This return includes 3 continuation sheets
(enter number)

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Mrs Kim Hand, AMEC plc, Booths Park, Chelford Road, Knutsford,
Cheshire, WA19 8QZ
Tel: 01565 683234

DX number ______ DX exchange ______

Directors

Please list the directors in alphabetical order

* Voluntary details

Details of new directors must be notified on form 288a

In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name

Name ***Style/Title** Mr

	Day		Month		Year			
Date of birth	2	3	0	6	1	9	4	4

Forename(s) Peter John

Surname Byrom

†† Tick the box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Otherwise, give your usual residential address. In the case of a corporation or Scottish firm, give the registered or principal office address.

☑

Address †† 65 Buckingham Gate

Post town London

County/Region

UK Postcode S W 1 E 6 A T

Country

Nationality British

Business occupation Director

Directors

Please list the directors in alphabetical order

* Voluntary details

Details of new directors must be notified on form 288a

In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name

Name ***Style/Title** Mr

	Day		Month		Year			
Date of birth	0	6	1	0	1	9	4	4

Forename(s) Timothy William

Surname Faithfull

†† Tick the box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Otherwise, give your usual residential address. In the case of a corporation or Scottish firm, give the registered or principal office address.

☐

Address †† Chancellor House

1B Norham Gardens

Post town Oxford

County/Region

UK Postcode O X 2 6 P S

Country

Nationality British

Business occupation Director

Directors
Please list the directors in alphabetical order
* Voluntary details

Details of new directors must be notified on form 288a

In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name

Name ***Style/Title** Mr

	Day		Month		Year			
Date of birth	0	6	0	6	1	9	4	5

Forename(s) John McDonald

Surname Green-Armytage

†† Tick the box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Otherwise, give your usual residential address. In the case of a corporation or Scottish firm, give the registered or principal office address.

Address †† The Cedars

Barnes Common

Post town London

County/Region

UK Postcode S W 1 3 0 L N

Country

Nationality Canadian British

Business occupation Director

Directors
Please list the directors in alphabetical order
* Voluntary details

Details of new directors must be notified on form 288a

In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name

Name ***Style/Title** Ms

	Day		Month		Year			
Date of birth	1	4	0	8	1	9	4	2

Forename(s) Martha Ossian

Surname Hesse

†† Tick the box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Otherwise, give your usual residential address. In the case of a corporation or Scottish firm, give the registered or principal office address.

Address †† 4171 Autumn Hills Drive

Post town Winnemucca

County/Region Nevada

UK Postcode 8 9 4 5 5

Country United States of America

Nationality American

Business occupation Director

Directors

Please list the directors in alphabetical order

* Voluntary details

Details of new directors must be notified on form 288a

In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name

†† Tick the box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Otherwise, give your usual residential address. In the case of a corporation or Scottish firm, give the registered or principal office address.

Name *Style/Title	Mr
Date of birth (Day / Month / Year)	08 / 01 / 1960
Forename(s)	Ian Philip
Surname	McHoul
Address ††	42 Bowerdean Street
Post town	London
County/Region	
UK Postcode	SW6 3TW
Country	
Nationality	British
Business occupation	Chief Financial Officer

Directors

Please list the directors in alphabetical order

* Voluntary details

Details of new directors must be notified on form 288a

In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name

†† Tick the box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Otherwise, give your usual residential address. In the case of a corporation or Scottish firm, give the registered or principal office address.

Name *Style/Title	Mr
Date of birth (Day / Month / Year)	16 / 06 / 1959
Forename(s)	Simon Robert
Surname	Thompson
Address ††	Flat 51
	48 Wells Street
Post town	London
County/Region	
UK Postcode	W1T 3PW
Country	
Nationality	British
Business occupation	Director